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                                                                    EXHIBIT 2.12


                             DOMINION TEXTILE INC.

                             NOTICE OF REDEMPTION

TO:  HOLDERS OF SECOND PREFERRED SHARES, SERIES D OF DOMINION TEXTILE INC.

RE:  REDEMPTION OF ALL SECOND PREFERRED SHARES, SERIES D

NOTICE IS HEREBY GIVEN THAT:

1. In accordance with the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares, Series D (the "Series D
     Preferred Shares") of Dominion Textile Inc. (the "Company"), the Company intends to redeem, on January 29, 1998 (the "Redemption Date"), all of your Series D Preferred Shares at a price of $25.00 per share together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the Redemption Date (the "Redemption Price").

2. Montreal Trust Company of Canada ("Montreal Trust") is acting as agent for the Company in connection with this redemption.

     THE SHARE CERTIFICATE(S) REPRESENTING YOUR SERIES D PREFERRED SHARES, TOGETHER WITH A SIGNED COPY OF THE ENCLOSED LETTER OF TRANSMITTAL, SHOULD BE RECEIVED BY MONTREAL TRUST ON OR BEFORE JANUARY 29, 1998.

3. Payment of the Redemption Price (less any tax required to be deducted and withheld by the Company) will be made on the Redemption Date provided that you present and surrender, at the registered office of the Company, or at one of the offices of Montreal Trust listed on the reverse side of the enclosed Letter of Transmittal, the certificate(s) representing your Series D Preferred Shares on or before the Redemption Date. Such payment will be made by cheque issued by Montreal Trust in the name specified by you in the enclosed Letter of Transmittal or, if no such name or address is specified, then in the name and to the address of the registered holder as they appear on the books of the Company. The mailing by Montreal Trust, or availability at one of its offices, of a cheque in the amount of the Redemption Price shall constitute payment of the Redemption Price by the Company.

     From and after the Redemption Date, all Series D Preferred Shares shall be deemed to be redeemed and shall cease to be entitled to dividends or to any other participation in the assets of the Company, and you shall not be entitled to exercise any other rights as a shareholder in respect thereof, unless payment of the Redemption Price shall not be duly made by the Company.

4. At any time after this notice of redemption is given, the Company shall have the right to deposit the Redemption Price of any or all Series D Preferred Shares called for redemption with Montreal Trust to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to Montreal Trust of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the Redemption Date.

     After the Company has made a deposit as aforesaid with respect to any shares, the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposits shall belong to the Company.

DATED at Toronto, Ontario this 23rd day of December, 1997.

                                                  DOMINION TEXTILE INC.
                                                  /s/ Jerry Zucker
                                                  Jerry Zucker
                                                  Chairman